Registration No. 333-185398

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE

ELIGIBILITY OF A TRUSTEE PURSUANT TO

SECTION 305(b)(2)        ☒

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

(Exact name of trustee as specified in its charter)

95-3571558
(Jurisdiction of incorporation if not a U.S. national bank)	(I.R.S. employer identification no.)

400 South Hope Street Suite 400 Los Angeles, California	90071
(Address of principal executive offices)	(Zip code)

ACCESS MIDSTREAM PARTNERS, L.P.

(Exact name of obligor as specified in its charter)

Delaware	80-0534394
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

ACMP FINANCE CORP.

(Exact name of obligor as specified in its charter)

Delaware	45-1502258
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Access MLP Operating, L.L.C.

(Exact name of obligor as specified in its charter)

Delaware	27-0870752
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Bluestem Gas Services, L.L.C.

(Exact name of obligor as specified in its charter)

Oklahoma	20-0174765
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Access Midstream Gas Services, L.L.C.

(Exact name of obligor as specified in its charter)

Oklahoma	26-2096775
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Oklahoma Midstream Gas Services, L.L.C.

(Exact name of obligor as specified in its charter)

Oklahoma	26-2572816
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Texas Midstream Gas Services, L.L.C.

(Exact name of obligor as specified in its charter)

Oklahoma	20-5093006
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Magnolia Midstream Gas Services, L.L.C.

(Exact name of obligor as specified in its charter)

Oklahoma	27-3973921
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Ponder Midstream Gas Services, L.L.C.

(Exact name of obligor as specified in its charter)

Delaware	27-0895708
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Appalachia Midstream Services, L.L.C.

(Exact name of obligor as specified in its charter)

Oklahoma	26-3678972
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Access Permian Midstream, L.L.C.

(Exact name of obligor as specified in its charter)

Oklahoma	61-1679868
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Access West Texas Processing, L.L.C.

(Exact name of obligor as specified in its charter)

Oklahoma	61-1661963
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Louisiana Midstream Gas Services, L.L.C.

(Exact name of obligor as specified in its charter)

Oklahoma	26-1954717
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Mid-Atlantic Gas Services, L.L.C.

(Exact name of obligor as specified in its charter)

Oklahoma	32-0361619
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Mockingbird Midstream Gas Services, L.L.C.

(Exact name of obligor as specified in its charter)

Oklahoma	27-0680794
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Utica Gas Services, L.L.C.

(Exact name of obligor as specified in its charter)

Oklahoma	45-4806771
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

525 Central Park Drive Oklahoma City, Oklahoma	73105
(Address of principal executive offices)	(Zip code)

5.875% Senior Notes due 2021

(Title of the indenture securities)

1.	General information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency United States Department of the Treasury	Washington, DC 20219

Federal Reserve Bank	San Francisco, CA 94105

Federal Deposit Insurance Corporation	Washington, DC 20429

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.	A copy of the articles of association of The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152875).

2.	A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.	A copy of the authorization of the trustee to exercise corporate trust powers (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-152875).

4.	A copy of the existing by-laws of the trustee (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-162713).

6.	The consent of the trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-152875).

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the Trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 16th day of August, 2013.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By:	/s/ Lawrence M. Kusch
Name:	Lawrence M. Kusch
Title:	Vice President